Exhibit 99.1

Allot Announces Largest Mobile Operator Win to Date

Initial orders under the frame agreement with global tier-1 group worth approximately US$5 million

Boston, MA – August 6, 2009 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization and revenue generation solutions based on deep packet inspection (DPI), announced today a framework agreement with a global tier-1 mobile operator group. Initial orders received are worth approximately five million US dollars. The initial order includes the widest global deployment of Allot Service Gateway to date. In the current deployment, the Allot solution is being installed with local operators in a number of countries which collectively service more than 60 million voice subscribers.

The 3GPP mobile standard compliant solution is designed to ensure fair use network management and maximize subscriber quality of experience (QoE). The solution enables the operator to intelligently manage the network resources and optimize bandwidth utilization while giving each subscriber equal access to the network. Key to the solution is Allot’s unique subscriber and application awareness technology which enables real-time identification of the traffic, giving the operator real-time visibility into the behavior of their own network.

“This deal has the potential to significantly change the way the mobile market offers subscriber services,” said Rami Hadar, Allot’s CEO and President. “Mobile broadband is growing beyond the industry’s wildest expectations, and the current challenge for operators is to deploy reliable solutions that readily integrate into their networks and help them manage this data traffic explosion, as well as develop new revenue opportunities going forward. Allot has both the experience and expertise to meet these challenges head on.”

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, service providers, and enterprises. Allot’s rich portfolio of hardware platforms and software applications utilizes deep packet inspection (DPI) technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot’s scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience (QoE), containing operating costs, and maximizing revenue in broadband networks.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including the expectation to implement the next stage of deployment of tiered services and other prospects of the frame agreement. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contacts:

Jonathon Gordon
Director of Marketing
Allot Communications
Tel: +972 9 7628423
jgordon@allot.com

Jay Kalish
Executive Director Investor Relations
Tel: +972- 54-2211365
jkalish@allot.com

PR Contact
Danielle Matthews
Calysto Communications
Tel: + 1 404-266-2060 x27
dmatthews@calysto.com